Mail Stop 4561

September 22, 2006

Eric D. Jacobs, Esq.
Senior Vice President, General Counsel and Secretary
DealerTrack Holdings, Inc.
1111 Marcus Ave., Suite M04
Lake Success, NY 11042

> **Re:** **DealerTrack Holdings, Inc.**
> **Registration Statement on Form S-1**
> **Filed August 28, 2006**
> **File No. 333-136929**
>
> **Form 10-K for the Fiscal Year Ended December 31, 2005**
> **Form 10-Q for the Quarter Ended March 31, 2006**
> **Form 10-Q for the Quarter Ended June 30, 2006**
> **File No. 0-51653**

Dear Mr. Jacobs:

      We have limited our review of your filings to the matters addressed in the comments below. Where indicated, we think you should revise your registration statement in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1

Principal and Selling Stockholders, page 105

1.   We note from the cover of the prospectus that the selling stockholders have granted
        the underwriters the option to purchase an additional 1,350,000 shares of common
        stock. Please revise your footnote disclosure as appropriate in this section to indicate
        the amount of shares that each selling stockholder may contribute for any over-
        allotment option exercised by the underwriters.

2.   Please describe the material transactions and relationships between DealerTrack
        Holdings and each of the selling security holders during the past three years. See Item
        507 of Regulation S-K. We note your disclosure on pages 101-104 regarding your
        relationship with many of these parties, however, the transactions whereby the shares
        to be resold were issued should be described in materially complete terms, including
        the dates the transactions took place, the price per share at which the securities were
        issued and the total number of shares or other securities issued in each transaction.

3.   Revise the disclosure in footnotes (4) and (6) to name all natural persons who exercise
        the sole or shared voting and/or dispositive powers with respect to the shares to be
        offered for resale by all of the selling stockholders who are non-reporting entities. See
        Interpretation I.60 of the July 1997 manual of publicly available CF telephone
        interpretations, as well as interpretation 4S of the Regulation S-K portion of the March
        1999 supplement to the CF telephone interpretation manual.

4.   In addition, please confirm that none of the selling stockholders that are legal entities
        are broker-dealers. Please revise to identify the selling stockholders that are affiliates
        of broker-dealers. With respect to any affiliates of registered broker dealers, expand
        the prospectus disclosure to indicate whether they acquired the securities to be resold
        in the ordinary course of business. Also indicate whether at the time of the acquisition
        they had any agreements, understandings or arrangements with any other persons,
        either directly or indirectly, to dispose of the securities.

Form 10-K for the Fiscal Year Ended December 31, 2005

Item 9A. Controls and Procedures, page 79

Disclosure Controls and Procedures

5.   We note your disclosure that "[y]our Chief Executive Officer and Chief Financial
        Officer have concluded that they believe that as of the end of the period covered by
        this Annual Report on Form 10-K, [y]our disclosure controls and procedures were

reasonably effective to ensure that information required to be disclosed by [you] in the reports [you] file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms." However, it is unclear that your CEO and CFO reached their effectiveness conclusion based upon the full definition of "disclosure controls and procedures" set forth in Rule 13a-15(e). Please confirm that your CEO and CFO concluded that, as of the end of the fourth fiscal quarter, your disclosure controls and procedures were effective to ensure that that information required to be disclosed in the reports you file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the our rules and forms <u>and</u> to ensure that information required to be disclosed in the reports you file or submit under the Exchange Act is accumulated and communicated to your management, including your CEO and CFO, as appropriate to allow timely decisions regarding required disclosure. This comment also applies to the disclosure in Item 4 of your Form 10-Q for the quarter ended March 31, 2006. We note that you did provide a complete definition of "disclosure controls and procedures" by reference to the rule in your Form 10-Q for the quarter ended June 30, 2006.

<u>Changes in Internal Control Over Financial Reporting</u>

6. In the second paragraph, you state that "during the three months ending December 31, 2005 and the three months ending March 31, 2006, management implemented a number of additional internal controls and procedures in an effort to improve the level of assurance regarding the accuracy of our financial information." You also state that "With the implementation of the additional internal controls and procedures, we believe that we have remediated these material weaknesses in our internal control over financial reporting." Tell us if management determined that the material weaknesses referenced in the first paragraph continued to exist at the end of the period covered by this report. If so, tell us how your CEO and CFO were able to conclude that your disclosure controls and procedures were effective as of December 31, 2005.

7. Clarify the fiscal quarter in which each remedial measure disclosed in the second paragraph occurred.

8. We note your disclosure that "Other than as noted above, there have been no changes in the Company's internal control over financial reporting from the time of our initial public offering in December 2005 through the date hereof that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting." However, Item 308(c) of Regulation S-K requires you to disclose <u>all</u> changes to your internal control over financial reporting that occurred during your last fiscal quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. Please tell us whether the identified remedial measures were changes to your internal control over financial

reporting that occurred during your last fiscal quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.

9.   Finally, we note that certain remedial measures were undertaken in the fiscal quarter ended March 31, 2006. Please tell us which remedial measures were undertaken in that fiscal quarter and provide us an analysis as to whether such changes are changes to your internal control over financial reporting that should have been disclosed pursuant to Item 308(c) in your Form 10-Q for the quarter ended March 31, 2006.

*   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. Please respond to our comments on your periodic filings within 10 days of the date of this letter. You may wish to provide us with marked copies of the amendment to expedite our review.   Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Act of 1933 and the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all the facts relating to a company's disclosure, they are responsible for the accuracy and adequately of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

If you have any questions regarding these comments, you may contact Rebekah Toton at (202) 551-3857 or me at (202) 551-3730.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Via Facsimile (617) 523-1231
        Kenneth J. Gordon, Esq.
        Goodwin Procter LLP
        Telephone: (617) 570-1000